                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                         Coastcast Corporation
                            (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------
                    (Title of Class of Securities)

                              19057T108
                            (CUSIP Number)

                         Elizabeth D. Giorgis
                 Gruber and McBaine Capital Management
                    50 Osgood Place, Penthouse
                       San Francisco, CA 94133
                            (415) 981-1039
---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                         February 2, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 2 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Gruber and McBaine Capital Management, L.L.C.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        0
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         420,000
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         0
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    420,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     420,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 3 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jon D. Gruber
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, PF
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        61,600
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         420,000
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         61,600
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    420,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     481,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 4 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     J. Patterson McBaine
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, PF
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        14,900
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         420,000
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         14,900
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    420,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     434,900
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 5 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas O. Lloyd-Butler
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        0
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         420,000
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         0
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    420,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     420,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 6 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lagunitas Partners, a California Limited Partnership
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        0
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         201,500
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         0
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    201,500
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     201,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.3
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 7 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     GMJ Investments, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /X/
     (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF 7    SOLE VOTING POWER
      SHARES        0
   BENEFICIALLY     --------------------------------------------------
     OWNED BY  8    SHARED VOTING POWER
       EACH         5,500
    REPORTING  --------------------------------------------------
      PERSON   9    SOLE DISPOSITIVE POWER
       WITH         0
               --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    5,500
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 8 of 15 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Coastcast Corporation, a California corporation ("PAR"). The principal executive office of PAR is located at 3025 East Victoria Street, Rancho Dominguez, CA 90221.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Gruber and McBaine Capital Management, L.L.C. (LLC); Jon D. Gruber (Gruber); J. Patterson McBaine (McBaine); Thomas O. Lloyd-Butler (TLB); Lagunitas Partners, L.P., a California limited partnership (Lag); GMJ Investments, L.P., a California limited partnership (GMJ).

     (b) The business address of LLC, Gruber, McBaine, Lag, and GMJ is 50 Osgood Place, Penthouse, San Francisco, CA 94133.

     (c) LLC is an investment adviser. Gruber and McBaine are the managers of LLC, and Gruber, McBaine, TLB and Gruber and McBaine Capital Management, a California corporation, are the members of LLC. Lag and GMJ are investment limited partnerships. LLC is the general partner of Lag and GMJ.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All such persons are citizens of the United States of America.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 9 of 15 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds          Amount

LLC            Capital Under Management $1,724,152
Gruber         Personal Funds           $579,198
McBaine        Personal Funds           $70,303
Lag            Working Capital          $1,586,157
GMJ            Working Capital          $43,990


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the purchase of the Stock reported herein was and is for investment.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 10 of 15 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned               Voting Power   Dispositive Power
Name      Number    Percent   Sole Shared    Sole      Shared

LLC       420,000   4.7       0    420,000   0         420,000
Gruber    481,600   5.4  61,600    420,000   61,600    420,000
McBaine   434,900   4.9  14,900    420,000   14,900    420,000
TLB       420,000   4.7       0    420,000   0         420,000
Lag       201,500   2.3       0    201,500   0         201,500
GMJ       5,500     0.1       0    5,000     0         5,500

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since 11/2/97:

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 11 of 15 Pages


     Purchase  Number    Price     Broker
Name  or Sale  Date of Shares Per Share Used

Lag       P    11/13/97       7500           13.85     BEST
Gruber    P    11/13/97       2500           13.85     BEST
McBaine   P    11/13/97        500           13.85     BEST
LLC       P    11/13/97       4500           13.85     BEST
LLC       P    11/13/97       9500           13.74     SASI
McBaine   P    11/13/97        500           13.74     SASI
Gruber    P    11/13/97       1000           13.55     SNDV
Lag       P    11/14/97       4500           13.74     CHGO
LLC       P    11/14/97       2500           13.74     CHGO
Gruber    P    11/14.97       2500           13.74     CHGO
McBaine   P    11/14/97        500           13.74     CHGO
Lag       P    11/18/97       7000           14.28     SASI
LLC       P    11/18/97       3500           14.28     SASI
Gruber    P    11/18/97       2000           14.28     SASI
Lag       P    11/19/97       8000           14.29     SASI
LLC       P    11/19/97       3600           14.29     SASI
GMJ       P    11/19/97       1500           14.29     SASI
Gruber    P    11/19/97       3000           14.29     SASI
Lag       P    11/20/97       5000           14.30     SASI
LLC       P    11/20/97       1500           14.30     SASI
Gruber    P    11/20/97       2500           14.30     SASI
McBaine   P    11/20/97       1000           14.30     SASI
Lag       P    11/25/97       3000           13.68     WSLS
Gruber    P    11/25/97       1000           13.68     WSLS
LLC       P    11/25/97       1700           13.68     WSLS
Lag       P    11/28/97       4500           14.15     DAKN
LLC       P    11/28/97       2000           14.15     DAKN
Gruber    P    11/28/97       3500           14.15     DAKN
LLC       P    12/1/97        4000           14.30     MONT
LLC       P    12/1/97        4700           14.25     FACT
McBaine   P    12/2/97        1000           14.08     FACT
LLC       P    12/2/97        3500           14.08     FACT
Lag       P    12/2/97        4300           14.08     FACT
Gruber    P    12/2/97        1500           14.08     FACT
Lag       P    12/3/97        6000           14.23     MONT
LLC       P    12/3/97        1000           14.23     MONT
Gruber    P    12/3/97        3000           14.23     MONT
Gruber    P    12/4/97        1000           14.36     SNDV
LLC       P    12/4/97         800           14.36     SNDV
Lag       P    12/5/97        1000           14.55     SNDV
LLC       P    12/5/97        1800           14.55     SNDV
Gruber    P    12/5/97        1400           14.55     SNDV
Lag       P    12/11/97       4000           14.80     MONT
LLC       P    12/11/97       1000           14.80     MONT
Lag       P    12/12/97       5000           14.79     FACT

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 12 of 15 Pages


     Purchase  Number    Price     Broker
Name  or Sale  Date of Shares Per Share Used

LLC       P    12/12/97       3000           14.79     FACT
LLC       P    12/12/97       3000           14.80     MONT
LLC       P    12/15/97       1300           14.51     BEST
LLC       P    12/16/97       6500           14.62     BEST
Gruber    P    12/16/97       1000           14.62     BEST
Lag       P    12/17/97       5000           15.03     BEST
LLC       P    12/17/97       1500           15.03     BEST
McBaine   P    12/17/97        600           15.03     BEST
Lag       P    12/18/97       4000           15.07     BEST
LLC       P    12/18/97       1100           15.07     BEST
Gruber    P    12/18/97       1000           15.07     BEST
Lag       P    12/22/97       9000           13.80     SASI
Gruber    P    12/22/97       2000           13.80     SASI
LLC       P    12/22/97       3000           13.80     SASI
Gruber    P    12/22/97       3000           14.30     WSLS
LLC       P    12/22/97       7000           14.30     WSLS
LLC       P    1/8/98         5000           14.93     SASI
Lag       P    1/12/98        2500           14.35     MONT
LLC       P    1/12/98        2500           14.35     MONT
LLC       P    1/12/98         400           14.18     BEST
Lag       P    1/13/98        4500           14.68     MONT
LLC       P    1/13/98        5500           14.68     MONT
LLC       P    1/13/98        3200           14.61     BEST
Gruber    P    1/13/98        2000           14.61     BEST
Lag       P    1/20/98        1500           15.03     ISIG
LLC       P    1/20/98        5200           15.03     ISIG
LLC       P    1/22/98        2200           15.10     MONT
Lag       P    2/2/98         5000           14.79     UBS
LLC       P    2/2/98         5000           14.79     UBS
LLC       P    2/2/98          500           14.30     SASI
Lag       P    2/3/98         10300          15.04     MONT
LLC       P    2/3/98         2900           15.04     MONT
GMJ       P    2/3/98         1500           15.04     MONT
McBaine   P    2/3/98          500           15.04     MONT
Gruber    P    2/3/98         2400           15.04     MONT
LLC       P    2/3/98         11400          14.95     SASI
Lag       P    2/3/98         3000           14.95     SASI
Gruber    P    2/3/98          900           14.95     SASI
McBaine   P    2/4/98          300           15.74     BRDG
Gruber    P    2/4/98         3100           15.74     BRDG
Lag       P    2/4/98         4100           15.74     BRDG
LLC       P    2/4/98         2500           15.74     BRDG
LLC       P    2/4/98          800           15.68     MONT
Lag       P    2/4/98          900           15.68     MONT

All transactions were executed through the New York Stock Exchange.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 13 of 15 Pages


ITEM. 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
     RESPECT TO SECURITIES OF THE ISSUER.

LLC is the general partner of Lag and GMJ, pursuant to limited partnership agreements. These agreements provide to the general partner the authority, among other things, to invest the funds of GMJ and Lag in the Stock, to vote and dispose of those securities and to file this statement on behalf of GMJ and Lag. Also pursuant to those limited partnership agreements, LLC is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days notice, and provide for fees payable to LLC based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to LLC orally and under a Power of Attorney, LLC is authorized, among other things, to invest funds of various relatives and affiliates of Gruber and McBaine. Such authority may be terminated at any time on notice and there are no fees payable to LLC for those services.

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 14 of 15 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 18, 1998

Jon D. Gruber

J. Patterson McBaine

Thomas O. Lloyd-Butler

Gruber and McBaine Capital Management, L.L.C., by J. Patterson McBaine,
Manager

GMJ Investments, L.P., by Gruber and McBaine Capital Management, L.L.C., General Partner, by J. Patterson McBaine, Manager

Lagunitas Partners, a California Limited Partnership, by Gruber and McBaine Capital Management, L.L.C., by J. Patterson McBaine, Manager

SCHEDULE 13D

CUSIP No. 19057T108                                    Page 15 of 15 Pages


     EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of PAR. For that purpose, the undersigned hereby constitute and appoint Gruber & McBaine Capital Management, L.L.C., as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  February 18, 1998.


Jon D. Gruber

J. Patterson McBaine

Thomas O. Lloyd-Butler

Gruber and McBaine Capital Management, L.L.C., by J. Patterson McBaine,
Manager

GMJ Investments, L.P., by Gruber and McBaine Capital Management, L.L.C., General Partner, by J. Patterson McBaine, Manager

Lagunitas Partners, a California Limited Partnership, by Gruber and McBaine Capital Management, L.L.C., by J. Patterson McBaine, Manager

C:\DMS\2217\027\0252015.WP